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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **March 15, 2006**

INTERNATIONAL POWER GROUP, LTD.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	000-51449	20-1686022
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6 Glory Lane, Sussex, New Jersey	34747
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(407) 566-0318**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (11-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

ITEM 5.02. DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS.

Effective March 15, 2006, the Board of Directors of International Power Group, Ltd., a Delaware corporation ("IPWG"), appointed Sheik Hani A. Z. Yamani as a member of its Board of Directors to fill the vacancy created by the departure of Richard Paszyc (See the Form 8-K filed by IPWG on March 10, 2006).

Sheik Yamani, 45, has attended Oxford University and the Wharton School of Business at the University of Pennsylvania and, from 1983 to 1984, trained at Citibank in New York City and Geneva, and at MKS Finance in Geneva, one of the world's leading integrated precious metals and foreign exchange trading houses.

Currently, he is the Executive Chairman of Hazy Trading Establishment and its affiliated companies, an organization he founded in 1988. Hazy Trading Establishment has completed energy and development projects in Africa and Middle East valued at over 5 billion US.

He has been an advisor to a number of multi-national companies including Asea Brown Boveri (ABB) (1991 to 1998), Astaldi spA. (1991 to 1998), Interbeton BV (1992 to 1999) and Avia Mineral (1994 to 1998). He has also been a member of World Travel & Tourism Council and the Young Presidents' Organization. Currently, he is a member of the Board and the Executive Committee of the International Islamic Relief Organization.

Sheik Yamani is also the author of ATo Be a Saudi≅, a book that received positive reviews in the international media during the late 1990s. Sheik Yamani is often an editorial contributor in the Saudi Arabian media on economic, political and social issues.

Sheik Yamani is actively involved with the Hope Foundation. This organization has financed hospitals, handicapped centers, funded relief aid to needy people throughout the world and in particular the Muslim communities. His family is a large financial contributor to the Hope Foundation and its charitable endeavors.

There are no family relationships between Mr. Yamani and any other executive officers or directors of IPWG. There have been no transactions during IPWG's last two fiscal years, or any currently proposed transaction, or series of similar transactions, to which IPWG was or is to be a party, in which the amount involved exceeds $60,000 and in which Mr. Yamani had or will have a direct or direct material interest.

ITEM 8.01. OTHER EVENTS.

A press release in regard to the matter discussed in Item 5.02 was released on March 15, 2006 and is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, the Company issued a press release dated March 17, 2006, attached and incorporated by reference hereto as Exhibit 99.2, announcing that the Board of Directors has approved a resolution to authorize the Company to file a registration statement to register certain of its securities with the Securities and Exchange Commission (the "SEC"). It is contemplated that the securities to be covered by the registration statement will include common stock issued by the company in private placement transactions and common stock underlying warrants also issued in those same private placement transactions.

The Company intends to file the registration statement after the completion of the Company's certified financial statements for the year ending December 31, 2005 which are expected to be completed by the end of March 2006. The time that it will take for the SEC to declare the registration statement effective cannot be predicted.

Finally, with a press release dated March 13, 2006 which is attached and incorporated by reference hereto as Exhibit 99.3, IPGW announced the appointment of Dr. Kenny Tang to the Company's Environmental Advisory Board.

Since June 2000, Dr. Kenny Tang has been the CEO of Oxbridge Capital, an investment and advisory firm which he founded at that time, specializing in environmental clean technologies and renewable energy. Prior to June 2000, he was employed in corporate finance with the Union Bank of Switzerland in London and as a strategy consultant with KPMG Consultants and Stern Stewart, the later two being pioneers in corporate governance and shareholder value creation.

Dr. Tang also serves (since 2005) as the European Managing Partner at Enhancement Partners LP which is a global consortium that is developing Gigawatt-size wind farms in China. Prior to 2000, he was the President and CEO of SUSTAIN, an Asian research institute focusing on economic and environmental sustainability from an Asian perspective, which he founded.

Dr. Tang earned his doctorate at Judge Business School, Cambridge University's business school and he is a member of the Board of Governors of Middlesex University, London. He is also a Chartered Financial Analyst (CFA).

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(c) Exhibits.

99.1	Press Release dated March 15, 2006.
99.2	Press Release dated March 17, 2006.
99.3	Press Release dated March 13, 2006.

Signatures.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL POWER GROUP, LTD.
(Registrant)

Date: March 20, 2006

/s/ Peter Toscano

_____
Peter, Toscano, President

Exhibit 99.1   Press Release dated March 15, 2006.

International Power Group, Ltd. Adds Sheikh Hani Ahmad Zaki Yamani to Board of Directors

CELEBRATION, Fla., Mar 15, 2006 (BUSINESS WIRE) -- International Power Group Ltd., (Pink Sheets: IPWG) today announced the election of Sheikh Hani Ahmad Zaki Yamani to the company's Board of Directors. According to Peter Toscano, President & CEO of International Power Group, "Sheikh Hani Yamani brings extensive expertise in the field of energy development projects. He will also help to foster the multi-national cooperation that is required for International Power's operations." Sheikh Hani Yamani qualifies as an independent director as defined under the Sarbanes Oxley Act of 2002.

Sheikh Hani Yamani is the elder son of H.E. Sheikh Ahmed Zaki Yamani, former Minister of Petroleum and Mineral Resources of the Kingdom of Saudi Arabia. He received his graduate education at Oxford University and the Wharton School of Business and he trained at Citibank in New York City and Geneva, and at MKS Finance in Geneva. Sheikh Hani Yamani was born in Jeddah, Saudi Arabia.

Sheikh Hani Yamani currently serves as Executive Chairman of the Hazy Trading Establishment and its affiliated companies. His company has completed energy and development projects in Africa and Middle East valued at over $5 billion (USD). Sheikh Hani Yamani's prior business experience includes serving as an advisor to multi-national companies such as ABB, Swissair, Astaldi s.p.a., Interbeton, and Avia. In addition, Sheikh Hani Yamani has been a member of W.T.T.C. and Y.P.O.

Sheikh Hani Yamani is the author of the renowned book "To Be a Saudi" which received positive reviews from the international media. He is also an author of periodic editorials dealing with economic, political and social issues in the Saudi Arabian press.

Sheikh Hani Yamani is heavily involved in charity work and he is currently a member of the Board and the Executive Committee of the International Islamic Relief Organization. Sheikh Hani Yamani is a founder of The Hope Foundation, a charity organization that finances hospitals, handicapped centers and relief aid for needy people throughout the world with its focus on Muslim communities.

About International Power Group, Ltd:

International Power Group (IPWG) is a waste-to-energy company operating a proprietary technology that not only handles waste management in a more environmentally friendly manner, but also converts the energy generated from the process into meaningful amounts of cost effective electricity. Substantial amounts of purified drinking water can also be extracted from the process.

The Company will be contracting with governments to secure tipping fees for the removal of waste and will be processing the materials in company owned and operated plants. The Company will build these plants - estimated at $250 million each - in areas that can benefit from the electricity and water production by-products of the process.

The Company's revenue streams include the tipping fees, fees for electricity, and fees for purified water. The Company will not be paying to receive the waste and will have costs limited to plant construction and operation only.

Safe Harbor Act Disclaimer: This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such, may involve risks and uncertainties. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations, are generally identifiable by the use of words such as "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. These forward- looking statements relate to, among other things, expectations of the business environment in which the Company operates, projections of future performance, potential future performance, perceived opportunities in the market, and statements regarding the Company's mission and vision. The Company's actual results, performance, and achievements may differ materially from the results, performance, and achievements expressed or implied in such forward-looking statements.

SOURCE: International Power Group, Ltd.

CONTACT: International Power Group, Ltd.
Peter Toscano, President/CEO, 407-566-0318
www.international-power.com

Exhibit 99.2   Press Release dated March 17, 2006.

International Power Group, Ltd. Announces its Plan to File an SB-2 Registration Statement

CELEBRATION, Fla., Mar 17, 2006 (BUSINESS WIRE) -- International Power Group Ltd., (Pink Sheets: IPWG) today announced that its board of directors approved a resolution to authorize the company to file a registration statement to register certain of its securities with the Securities and Exchange Commission (the "SEC"). It is contemplated that the securities to be covered by the registration statement will include common stock issued by the company in private placement transactions and common stock underlying warrants also issued in those same private placement transactions. Peter Toscano, the company's President and CEO stated that "We are taking this step in an attempt to provide our shareholders with increased disclosure regarding our business and our activities and to allow for greater liquidity for their investment in our shares. We believe that the filing of this registration statement will aid us in our efforts to have our securities approved for trading on OTC Bulletin Board, which should result in greater liquidity for our shareholders, as well as greater exposure of our company to the investment community." After a registration statement is declared effective by the SEC, the securities covered in the registration statement are immediately eligible to be publicly traded.

The company intends to file the registration statement after the completion of the company's certified financial statements for the year ending December 31, 2005 which are expected to be completed by the end of March 2006. The time that it will take for the SEC to declare the registration statement effective cannot be predicted.

About International Power Group, Ltd:

International Power Group (IPWG) is a waste-to-energy company operating a proprietary technology that not only handles waste management in a more environmentally friendly manner, but also converts the energy generated from the process into meaningful amounts of cost effective electricity. Substantial amounts of purified drinking water can also be extracted from the process.

The Company will be contracting with governments to secure tipping fees for the removal of wastes and will be processing the materials in company owned and operated plants. The Company will build these plants - estimated at $250 million each - in areas that can benefit from the electricity and water production by-products of the process.

The Company's revenue streams include the tipping fees, fees for electricity, and fees for purified water. The Company will not be paying to receive the waste and will have costs limited to plant construction and operation only.

This announcement is not an offer to sell or the solicitation of an offer to purchase any securities.

Safe Harbor Act Disclaimer: This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such, may involve risks and uncertainties. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations, are generally identifiable by the use of words such as "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. These forward- looking statements relate to, among other things, expectations of the business environment in which the Company operates, projections of future performance, potential future performance, perceived opportunities in the market, and statements regarding the Company's mission and vision. The Company's actual results, performance, and achievements may differ materially from the results, performance, and achievements expressed or implied in such forward-looking statements.

SOURCE: International Power Group, Ltd.
CONTACT: International Power Group, Ltd.
Peter Toscano, President/CEO, 407-566-0318
www.international-power.com

Exhibit 99.3   Press Release dated March 13, 2006.

International Power Group, Ltd. Names Dr. Kenny Tang, Ph.D. as Head of its Environmental Advisory Board

CELEBRATION, Fla., Mar 13, 2006 (BUSINESS WIRE) -- International Power Group, Ltd., (Pink Sheets: IPWG) today announced the election of Dr. Kenny Tang to the company's Environmental Advisory Board. According to Peter Toscano, President & CEO of International Power Group, "Dr. Tang brings extensive expertise in the field of enterprise development projects focusing in the environmental arena."

Dr. Kenny Tang is founder and CEO of Oxbridge Capital, an investment and advisory firm specializing in environmental clean technologies and renewable energy. After earning his postgraduate degrees from the universities of Oxford and Cambridge, he previously worked in corporate finance with the Union Bank of Switzerland in London and as a strategy consultant with KPMG Consultants and Stern Stewart, both pioneers in corporate governance and shareholder value creation.

Dr. Tang also serves as the European Managing Partner at Enhancement Partners LP which is a global consortium that is developing Gigawatt-size wind farms in China. He is also the founding President and CEO of SUSTAIN, an Asian research institute focusing on economic and environmental sustainability from an Asian perspective.

Dr. Tang earned his doctorate at Judge Business School, Cambridge University's business school and he is a member of the Board of Governors of Middlesex University, London. He is also a Chartered Financial Analyst (CFA).

Dr. Tang is a member of the judging panel of the London Business School's Summer Entrepreneurship competition and the Ideas Challenge competition at the Tanaka Business School Entrepreneurship Centre at Imperial College, London. He was invited to judge at the Global Start-up@Singapore competition in Singapore in 2003 and 2004, and at the Singapore Management University's 2004 Lee Kuan Yew Business Plan.

Dr. Tang is the lead author of "Taking Research to Market: How to Build and Invest in Successful University Spinouts" (Euromoney Books, September 2004) (www.euromoneybooks.com) - a major handbook in the field of financing university spinouts in the environmental and clean energy arena. He is a member of the Global Judging Panel of the Wall Street Journal's Global Technology Innovations Awards for 2004 and 2005 and has written for the Wall Street Journal, Wall Street Journal Europe, Asian Wall Street Journal and Financial Times. His recent articles include:

"Entrepreneurial Opportunities in the Low Carbon Economy" Wall Street Journal, 28 October 2005.

"10 Tips for Entrepreneurs", Wall Street Journal, 19 Nov 2004.

"Long Term Risks of Climate Change" Financial Times, 11 July 05.

"Green is Good" Professional Investor, October 2005.

His latest book: "The Finance of Climate Change - A Guide for Governments, Corporations and Investors" (Risk Books, www.riskbooks.com) was published to coincide with the Gleneagles G8 Summit of the Top 8 Global Countries in July 2005 and included a special message from 2005 President of the G8 & UK Prime Minister, Tony Blair.

About International Power Group, Ltd:

International Power Group (IPWG) is a waste-to-energy company operating a proprietary technology that not only handles waste management in a more environmentally friendly manner, but also converts the energy generated from the process into meaningful amounts of cost effective electricity. Substantial amounts of purified drinking water can also be extracted from the process.

The Company will be contracting with governments to secure tipping fees for the removal of wastes and will be processing the materials in company owned and operated plants. The Company will build these plants - estimated at $250 million each - in areas that can benefit from the electricity and water production by-products of the process.

The Company's revenue streams include the tipping fees, fees for electricity, and fees for purified water. The Company will not be paying to receive the waste and will have costs limited to plant construction and operation only.

Safe Harbor Act Disclaimer: This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such, may involve risks and uncertainties. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations, are generally identifiable by the use of words such as "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. These forward- looking statements relate to, among other things, expectations of the business environment in which the Company operates, projections of future performance, potential future performance, perceived opportunities in the market, and statements regarding the Company's mission and vision. The Company's actual results, performance, and achievements may differ materially from the results, performance, and achievements expressed or implied in such forward-looking statements.

SOURCE: International Power Group, Ltd.

CONTACT: International Power Group, Ltd.
Peter Toscano, President/CEO, 407-566-0318
www.international-power.com